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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO.     3     )*
                                         ----------

                               Shopko Stores, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   824911101
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                                (CUSIP Number)

             July 31, 1999  - Amendment pursuant to Rule 13d-2(c)
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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
CUSIP NO.  824911101


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1.     NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Boston Partners Asset Management, L.P.

--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                      (a)   [ ]
                                                                      (b)   [ ]
       Not applicable

--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

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                          5.    SOLE VOTING POWER

                                -0- shares
     NUMBER OF            ------------------------------------------------------
      SHARES              6.    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                   1,493,094 shares
       EACH               ------------------------------------------------------
     REPORTING            7.    SOLE DISPOSITIVE POWER
      PERSON
       WITH                     -0- shares
                          ------------------------------------------------------
                          8.    SHARED DISPOSITIVE POWER

                                1,493,094 shares
--------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,493,094 shares

--------------------------------------------------------------------------------
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

       Not applicable

--------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.7%

--------------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IA
--------------------------------------------------------------------------------





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
CUSIP NO.  824911101


--------------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Boston Partners, Inc.

--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                      (a)   [ ]
                                                                      (b)   [ ]
       Not applicable

--------------------------------------------------------------------------------
3.     SEC USE ONLY


--------------------------------------------------------------------------------
4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
                          5.     SOLE VOTING POWER

                                 -0- shares
                          ------------------------------------------------------
     NUMBER OF            6.     SHARED VOTING POWER
      SHARES
   BENEFICIALLY                  1,493,094 shares
     OWNED BY             ------------------------------------------------------
       EACH               7.     SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                     -0- shares
       WITH               ------------------------------------------------------
                          8.     SHARED DISPOSITIVE POWER

                                 1,493,094 shares
--------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,493,094 shares

--------------------------------------------------------------------------------
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

       Not applicable

--------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.7%

--------------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
--------------------------------------------------------------------------------






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
CUSIP NO.  824911101


--------------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Desmond John Heathwood

--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                      (a)   [ ]
                                                                      (b)   [ ]
       Not applicable

--------------------------------------------------------------------------------
3.     SEC USE ONLY


--------------------------------------------------------------------------------
4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
                          5.    SOLE VOTING POWER

                                -0- shares
                          ------------------------------------------------------
     NUMBER OF            6.    SHARED VOTING POWER
      SHARES
   BENEFICIALLY                 1,493,094 shares
     OWNED BY             ------------------------------------------------------
       EACH               7.    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                    -0- shares
       WITH               ------------------------------------------------------
                          8.    SHARED DISPOSITIVE POWER

                                1,493,094 shares
--------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,493,094 shares

--------------------------------------------------------------------------------
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

       Not applicable

--------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.7%

--------------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
--------------------------------------------------------------------------------






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Item 1.          (a)      Name of Issuer:
                          Shopko Stores, Inc. (the "Issuer")

                 (b)      Address of Issuer's Principal Executive Offices:
                          700 Pilgrim Way, Green Way, Wisconsin 54304

Item 2.          (a)      Names of Persons Filing:
                          Boston Partners Asset Management, L.P. ("BPAM"),
                          Boston Partners, Inc. ("Boston Partners"), and
                          Desmond John Heathwood.   BPAM, Boston Partners, and
                          Mr. Heathwood are sometimes referred to collectively herewith as the "Reporting Persons."

                 (b)      Address of Principal Business Office or, if None,
                          Residence: The address of the principal business office of BPAM, Boston Partners, and Mr. Heathwood is 28 State Street, 20th Floor, Boston, MA 02109.

                 (c)      Citizenship:
                          BPAM is a Delaware limited partnership. Boston Partners is a Delaware corporation. Mr. Heathwood is a United States citizen.

                 (d)      Title of Class of Securities:
                          Common Stock ("Common Stock")

                 (e)      CUSIP Number:  824911101

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                 (a)      [ ]     Broker or dealer registered under section 15
                                  of the Act (15 U.S.C. 78o).
                 (b)      [ ]     Bank as defined in section 3(a)(6) of the Act
                                  (15 U.S.C. 78c).
                 (c)      [ ]     Insurance company as defined in section
                                  3(a)(19) of the Act (15 U.S.C. 78c).
                 (d)      [ ]     Investment company registered under section 8
                                  of the Investment Company Act of 1940 (15
                                  U.S.C. 80a-8).
                 (e)      [X]     An investment adviser in accordance with
                                  Section 240.13d-1(b)(1)(ii)(E).
                 (f)      [ ]     An employee benefit plan or endowment fund in
                                  accordance with Section
                                  240.13d-1(b)(1)(ii)(F).
                 (g)      [ ]     A parent holding company or control person in
                                  accordance with Section
                                  240.13d-1(b)(1)(ii)(G).
                 (h)      [ ]     A savings association as defined in section
                                  3(b) of the Federal Deposit Insurance Act (12
                                  U.S.C. 1813).
                 (i)      [ ]     A church plan that is excluded from the
                                  definition of an investment company under
                                  section 3(c)(14) of the Investment Company Act
                                  of 1940 (15 U.S.C. 80a-3).
                 (j)      [ ]     Group, in accordance with Section
                                  240.13d-1(b)(1)(ii)(J).

Item 4. Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

                 (a)      Amount beneficially owned:        Each of the
                          Reporting Persons may be deemed to own beneficially 1,493,094 shares of Common Stock at July 31, 1999. BPAM





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                          owns of record 1, 493,094 shares of Common Stock.  As
                          sole general partner of BPAM, Boston Partners may be deemed to own beneficially all of the shares of Common Stock that BPAM may be deemed to own beneficially. As principal stockholder of Boston Partners, Mr. Heathwood may be deemed to own beneficially all of the Common Stock that Boston Partners may be deemed to own beneficially.
                          Therefore, each of the Reporting Persons may be deemed to own beneficially 1,493,094 shares of Common Stock of the Issuer.

                 (b)      Percentage of class: 5.7% for all Reporting Persons.

                 (c)      Number of shares as to which the person has:

                          (i) Sole power to vote or to direct the vote: 0 shares for all Reporting Persons.

                          (ii)    Shared power to vote or to direct the vote:
                                  1,493,094 for all Reporting Persons.

                          (iii) Sole power to dispose or to direct the disposition of: 0 shares for all Reporting Persons.

                          (iv) Shared power to dispose or to direct the disposition of: 1,493,094 shares for all Reporting Persons.

                 Instruction. For computations regarding securities which represent a right to acquire an underlying security see
                 Section 240.13d-3(d)(1).

                 Pursuant to Rule 13d-4, each of Boston Partners and Mr. Heathwood expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer.

Item 5.          Ownership of Five Percent or Less of a Class.

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                 Instruction: Dissolution of a group requires a response to this item.

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                 If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

                 BPAM holds all of the above 1,493,094 shares under management for its clients, who have the right to direct the receipt of dividends, to receive dividends from such shares and to receive the proceeds from the sale of such shares. None of these clients holds more than five percent of the Common Stock of the Issuer.






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Item 7.          Identification and Classification of the Subsidiary Which
                 Acquired the Security Being Reported on By the Parent Holding Company.

                 If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

                 Not applicable.

Item 8.          Identification and Classification of Members of the Group.

                 If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

                 Not applicable. BPAM, Boston Partners and Mr. Heathwood expressly disclaim membership in a "group" as defined in Rule 13d-5(b)(1).

Item 9.          Notice of Dissolution of Group.

                 Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                 Not applicable.

Item 10.         Certification.

                 By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





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                                   SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the agreement set forth as Exhibit 1 hereto.

Dated:   August 10, 1999


BOSTON PARTNERS ASSET MANAGEMENT, L.P.
By:      Boston Partners, Inc.
         its general partner

         By:     /s/ Mary Ann Iudice
                 -------------------
                 William J. Kelly
                 Treasurer and Senior Vice President
                 by:      Mary Ann Iudice
                          Attorney-in-Fact*

BOSTON PARTNERS, INC.

         By:     /s/ Mary Ann Iudice
                 -------------------
                 William J. Kelly
                 Treasurer and Senior Vice President
                 by:      Mary Ann Iudice
                          Attorney-in-Fact*

/s/ Mary Ann Iudice
-------------------
Desmond John Heathwood
by:      Mary Ann Iudice
         Attorney-in-Fact**


* Signed pursuant to a Power of Attorney executed by William J. Kelly, (contained as Exhibit 24.2 to Amendment No. 2 of this Schedule 13G filed with the Securities and Exchange Commission on February 12, 1999, and incorporated herein by reference).

**       Signed pursuant to a Power of Attorney executed by Desmond John
Heathwood, (contained as Exhibit 24.1 to Amendment No. 2 of this Schedule 13G filed with the Securities and Exchange Commission on February 12, 1999, and incorporated herein by reference.)





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                                                                       Exhibit 1

                                   AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Shopko Stores, Inc.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         EXECUTED this 10th day of August, 1999.


BOSTON PARTNERS ASSET MANAGEMENT, L.P.

By:      Boston Partners, Inc.
         its general partner

         By:     /s/ Mary Ann Iudice
                 -------------------
                 William J. Kelly
                 Treasurer and Senior Vice President
                 by:      Mary Ann Iudice
                          Attorney-in-Fact*

BOSTON PARTNERS, INC.


         By:     /s/ Mary Ann Iudice
                 -------------------
                 William J. Kelly
                 Treasurer and Senior Vice President
                 by:      Mary Ann Iudice
                          Attorney-in-Fact*


/s/ Mary Ann Iudice
-------------------
Desmond John Heathwood
by:      Mary Ann Iudice
         Attorney-in-Fact**


* Signed pursuant to a Power of Attorney executed by William J. Kelly, (contained as Exhibit 24.2 to Amendment No. 2 of this Schedule 13G filed with the Securities and Exchange Commission on February 12, 1999, and incorporated herein by reference).

**       Signed pursuant to a Power of Attorney executed by Desmond John
Heathwood, (contained as Exhibit 24.1 to Amendment No. 2 of this Schedule 13G filed with the Securities and Exchange Commission on February 12, 1999, and incorporated herein by reference.)





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